Exhibit 99.1

(PRINT ON LAKELAND BANCORP LETTERHEAD)

March     , 2007

Dear Shareholder:

You were credited some shares of Lakeland Bancorp common stock in your dividend reinvestment plan account that we have determined may not have been properly registered under the Securities Act of 1933. This occurred because we inadvertently credited your account with a few more shares than we had registered with the SEC for the dividend reinvestment plan.

To comply with the federal securities laws, we are offering you the enclosed Rescission Offer whereby if you accept it, we will “repurchase” those shares.

Please read it carefully.

You do not need to respond to this offer. If you do not respond, the shares you have in your plan account will remain unchanged, except that they will now be registered.

We regret any confusion we have caused you in correcting this technicality.

Your cooperation and understanding are much appreciated.

Sincerely,

John Fredericks

Chairman

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.